LORD ABBETT FAMILY OF FUNDS

90 Hudson Street

Jersey City, NJ 07302

August 3, 2021

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:    Form N-CSR and Form N-CEN Review for the Lord Abbett Family of Funds

Dear Mr. Long:

This letter responds to comments you provided to Pamela P. Chen and Linda Y. Kim during a conference call on June 29, 2021 with respect to your review of the filings of Forms N-CSR and Forms N-CEN for the various registrants within the Lord Abbett Family of Funds (collectively, the “Registrants”). Your comments and the Registrants’ responses thereto are set forth below. The U.S. Securities and Exchange Commission is referred to herein as the “Commission.” Other capitalized terms used but not defined herein have the meanings given to them in the relevant filings.

Forms N-CSR:

1. Lord Abbett Durable Growth Fund.1 In the Financial Highlights, the gross expense ratio for Class C is 2.61%, but the prospectus shows a gross expense ratio of 2.04%.  Please explain the reason for this discrepancy in the gross expense ratio.  (This comment also applies to Class F and all R classes of this fund.)

Response: During Lord Abbett Durable Growth Fund’s first year of operations, net assets increased from $2,000,000 on November 1, 2019 to $201,767,237 on October 31, 2020. Because the increase in assets was largely in Class I shares, Class I was allocated a larger portion of gross expenses compared to other classes, thereby resulting in a lower gross expense ratio for the other share classes of the Fund. As a result of this significant increase in assets attributable to Class I as of the fiscal year end, the Adviser determined the percentages of “Total Annual Fund Operating Expenses” as presented in the Fund’s prospectus fee table dated March 31, 2021 in amounts that it believes more appropriately reflects what investors can expect for the current fiscal year as opposed to amounts as of October 31, 2020. The Adviser further notes that each share class of the Fund is subject to an expense limitation agreement under which the Adviser is currently waiving and or reimbursing expenses and therefore shareholders are subject to the net operating fund expenses and not impacted by amounts under “Total Annual Fund Operating Expenses.”

2. Lord Abbett Core Plus Bond Fund.2 In “Investment Comparison,” yield information is provided under “Standardized Yield for the Period Ended November 30, 2020.” There is no footnote explaining what the yield represents, including whether it represents SEC yield.  In future

1       A series of Lord Abbett Securities Trust; File Nos. 033-58846 and 811-07538.

2       A series of Lord Abbett Investment Trust; File Nos. 033-68090 and 811-07988.

Mr. Jeff Long

August 3, 2021

reports, please insert a footnote that describes the yield.  (This comment applies to all fixed income funds.)

Response: As there is no requirement to include the referenced yield information, the Registrants will no longer include this information in future shareholder reports.

3. Lord Abbett Multi-Asset Balanced Opportunity Fund and Lord Abbett Multi-Asset Income Fund.2 In Note 11 of the Notes to the Financial Statements, the beginning balance should be shown in value rather than in shares. Please use “beginning value” in future reports.

Response: This change will be made in future shareholder reports after August 31, 2021.

4. Emerging Markets Bond Fund, Emerging Markets Corporate Debt Fund, and Global Bond Fund.3 The funds show portfolio holdings broken out by sector in the chart and in the Schedule of Investments.  We note that typically for international funds, if the chart is broken out by sector, the Schedule of Investments will show portfolio holdings broken out by country.  In future reports, please either show portfolio holdings by country in the Schedule of Investments or add a chart showing portfolio holdings by country.

Response: Beginning with the next annual report for each fund, the Schedule of Investments will be broken out by country.

5. Lord Abbett Short Duration High Yield Municipal Bond Fund.4 The Commission notes that the fund’s primary benchmark index is a blended benchmark index. Please note that Form N-1A requires a “broad-based securities market index,” and that the Commission does not consider a blended benchmark index to be a “broad-based securities market index.”

Response: The fund will include a “broad-based securities market index” as its primary benchmark index in the next annual update of its prospectus and in future shareholder reports thereafter.

Forms N-CEN:

6. Lord Abbett Global Equity Research Fund1 and Lord Abbett Multi-Asset Income Fund.2 Each fund’s filing reflects that the fund had an NAV error that resulted in payment reprocessing. Please provide more information about these errors.

Response: On January 29, 2020, Lord Abbett Global Equity Research Fund entered into a transaction to purchase an investment and a trade processing error resulted in a NAV error. The NAV error exceeded $0.01 per share and 0.5% of the NAV for the fund’s Class A shares. In accordance with the fund’s Policy on Correction of Net Asset Value and Pricing Errors, reprocessing was required. The fund reprocessed shareholder subscriptions with a total dollar impact of $77.58 as a result of the error.

On May 1, 2020, Lord Abbett Multi-Asset Income Fund entered into a transaction to purchase option contracts and a valuation error resulted in a NAV error. Incorrect information related to the transaction was communicated to the pricing vendor and as a result the pricing vendor sent over an incorrect price. The NAV error exceeded $0.01 per share and 0.5% of the NAV for all of the fund’s share

3       A series of Lord Abbett Global Fund, Inc.; File Nos. 033-20309 and 811-05476.

4       A series of Lord Abbett Municipal Income Fund, Inc.; File Nos. 002-88912 and 811-03942.

Mr. Jeff Long

August 3, 2021

classes. In accordance with the fund’s Policy on Correction of Net Asset Value and Pricing Errors, reprocessing was required. The fund reprocessed shareholder redemptions with a total dollar impact of $6,925.33 as a result of the error.

*                     *                     *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Vice President and Assistant Secretary

Lord Abbett Family of Funds